Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND OPERATING RESULTS

This management’s discussion and analysis (“MD&A”), dated November 9, 2005, focuses upon a review of the activities, results of operations, liquidity and capital resources of Pine Valley Mining Corporation and its consolidated subsidiaries (the “Company”) for the quarter ended September 30, 2005. The information in this MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements and the notes thereto for the three and six months ended September 30, 2005 and the audited consolidated financial statements, notes and MD&A for the fiscal year ended March 31, 2005. The financial information in this MD&A is derived from the Company’s consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles.

Additional information about the Company is available on SEDAR at www.sedar.com and through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and the variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Information about Forward-Looking Statements

This MD&A contains “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, statements concerning projected revenues, expenses and gross profit, mine development efforts, need for additional capital, market acceptance of the Company’s resource production, and the Company’s production capacity.  Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, the Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company’s public filings with the Canadian securities regulatory authorities,

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (“SEC”).  In particular, your attention is directed to the Company’s other SEC and Canadian filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions.  You should carefully consider those risks, in addition to the other information in this MD&A and in the Company’s other filings, before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company’s management as at the date of this MD&A and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update such projections if management’s beliefs, estimates or opinions, or other factors should change.

Description of Business

The Company is a producer and marketer of metallurgical coal.  The Company has been producing low volatile pulverized coal for injection (“PCI”) at its Willow Creek coal property since August 2004 and began mining of its coking coal seams in October 2005.

The Company was originally formed as “Globaltex Industries Inc.” on March 5, 1993 by the amalgamation of New Lintex Minerals Ltd., a public British Columbia company (“New Lintex”) and Willow Creek Coal Ltd. (“Willow Creek”), a wholly owned subsidiary of A.L.M. Associates Corp. (“ALM”) under certificate of amalgamation No. 442303. It changed its name to “Pine Valley Mining Corporation” on May 13, 2003. Its shares are listed on the TSX Venture Exchange (symbol “PVM”) and OTC Bulletin Board in the United States (symbol “PVMCF”).

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

Overview

SUMMARY – Presented in accordance with Canadian GAAP (unaudited)

	Three Months Ended September 30		Six Months Ended September 30
(Thousands of dollars, except per unit amounts)	2005	2004	2005	2004
Statement of operations
Revenues	$ 19,957	$3,264	$33,431	$ 3,264
Income before undernoted items	$ 5,050	$ 653	$ 5,500	$ 653
Income (loss) before other income (expenses) and income taxes	$ 3,760	$ (230)	$ 2,863	$ (629)
Foreign exchange and derivatives gain	$ 2,141	$ 1,045	$ 1,344	$ 1,043
Interest and financing	$ (447)	$ (62)	$(1,031)	$ (194)
Future income tax	$ (1,621)	$ -	$(1,182)	$ -
Net income	$ 3,675	$ 756	$ 1,861	$ 225

Basic and diluted income per share	$ 0.05	$ 0.01	$ 0.03	$ 0.01

Balance Sheet
Total assets			$79,795	$32,564
Total liabilities			$42,355	$15,297
Shareholders’ equity			$37,440	$17,267

Volumes and prices – Non GAAP production statistics (unaudited)

Coal production (tonnes)	202,919	86,251	409,186	86,251
Coal sales (tonnes)	199,564	46,076	379,871	46,076
Average US$ coal price (per tonne)	$ 84.68	$55.55	$ 72.16	$ 55.55
Average CDN$ coal price (per tonne)	$100.00	$70.83	$ 88.01	$ 70.83

The Company’s areas of focus during the quarter ending September 30, 2005 included the following:

•

continued production and sales to customers;

•

ongoing construction of coal preparation plant;

•

exploration of Pine Pass property; and

•

completion of debt structure refinancing.

Developments During the September 30, 2005 Quarter

Production and sales

Sales during the September 30, 2005 quarter were all concluded under the Company’s existing contracts with its Asian customers, representing some of the leading steel producers in the world. The

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

Company realized sales of 199,564 tonnes of PCI product at an average sales price for the quarter of $100.00 per tonne (US$84.68). 75,039 of these sales tonnes consisted of commitments carried over from the March 31, 2005 fiscal year. As a result, during the quarter, the Company was able to more fully benefit from the newly negotiated, higher coal prices, as previously announced, of approximately US$103 per tonne. The Company has a further 7,064 tonnes of PCI product remaining to be sold to customers at the 2005 fiscal year prices. The Company had previously announced that it anticipated selling 82,000 carryover tonnes in the quarter ending September 30, 2005.

The Company achieved a production level of 202,919 tonnes of its PCI product in the second quarter compared to 206,267 tonnes for the first quarter of the 2006 fiscal year. Total production for the fiscal year ended March 31, 2005 was 377,099 tonnes. The Company previously announced production for July of 56,577 tonnes and a target of 80,000 tonnes for August, rising to 110,000 in September. The shortfall in production arose due to continued higher than anticipated strip ratios and the consequent need to move additional overburden. It is anticipated that this additional overburden removal will result in reduced strip ratios over the next few months relevant to the presently achieved rates. The Company also anticipates overall strip ratios to decrease upon the commencement of coking coal mining activities.

The Company’s mining operations at the Willow Creek Coal Mine are overseen by two management employees (including Graham Mackenzie, the Company’s CEO), located on-site, and are conducted by a mining contractor, Tercon Construction Ltd. The contractor is responsible for providing the labour and equipment used in connection with those operations. The Company is currently negotiating the terms of a long-term contract with this contractor as the current agreement’s term expired on October 31, 2005. In the event that the Company is unable to reach an acceptable agreement with the contractor, its operations could be disrupted, which could have a material adverse effect on its business.

Sales in the quarter were lower than anticipated as the Company experienced some interruption to rail service such that it was not able to meet the full nominated tonnage on one of its shipments. The Company is continuing to maintain an active dialogue with the rail provider to ensure that adequate service is provided. Should the Company not receive adequate levels of service, its operations could be disrupted.

Construction of coal preparation plant

Work on the Company’s coal preparation plant at the Willow Creek Mine Site commenced during the quarter ended June 30, 2005. $9.065 million has been expended on the construction of the plant to September 30, 2005 (excluding capitalized interest of $0.517 million). The contracted plant cost is $9.978 million inclusive of maximum achievable bonus for early completion. Commissioning of the coal preparation plant commenced on October 10, 2005 and will be finalized by the end of November 2005.

With the completion of the coal preparation plant the Company has the necessary infrastructure in place to be able to increase monthly production to a rate of 180,000 tonnes, as certain coal seams, including the Company’s coking coal, require washing to produce a high quality saleable product. The

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

achievement of these production rates is dependent upon receipt of approval for the amendment to the Company’s current mine permit as discussed later in the “Outlook” section.

Exploration of Pine Pass Property

As previously announced, the Company has initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits. This is viewed as a key medium-term objective in order to continue to develop the Company and add shareholder value.  The budget assigned to the initial phase of the drill program was $2.75 million and as of September 30, 2005, $2.534 million had been incurred. Final drilling was completed in early November 2005 and the Company is now working to obtain a more detailed reserves definition and a possible mine plan should results from the drilling analysis be favourable. The Company will also be required to perform extensive environmental analysis and apply for a mine permit. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production.

Financing

During the quarter ended September 30, 2005, the Company concluded a refinancing with Royal Bank Asset Based Finance, a Division of Royal Bank of Canada (“Royal Bank” or “the Bank”). The working capital credit facility of up to $20 million will be used to provide additional working capital and is secured by all the assets of the Company with Royal Bank holding a first position on inventory and receivables.

The initial funds drawn down upon the line were used to repay Marubeni Corporation (“Marubeni”) all outstanding amounts due on their loan facility in consideration for which Marubeni released its security interest in the assets of the Company.

The Company also entered into a second amendment with The Rockside Foundation (“Rockside”) whereby the repayment terms of the Rockside loan were extended by ten weeks from November 29, 2005 to February 6, 2006. In addition, for the period from November 29, 2005 to February 6, 2006 interest will be paid at the rate of 12% per annum (compared to 10% under the current terms) with no bonus shares being issued (currently issued at a rate of 1% of the second tranche advanced every 5 weeks to a maximum of 10%).

Rockside’s loan is secured by the Company’s assets subject to an intercreditor agreement with Royal Bank which grants the Bank certain priority rights with regard to inventory and receivables. In addition, a subordination and postponement agreement has been entered into between the Bank and Rockside whereby Rockside has postponed their loans in favour of Royal Bank.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

Results of Operations

This review of the results of operations should be read in conjunction with the unaudited consolidated financial statements of the Company for the three and six months ended September 30, 2005 and other public disclosure documents of the Company.

Revenues

Revenues from coal sales for the quarter ended September 30, 2005 were $19.957 million representing 199,564 tonnes of PCI product shipped to customers. This represented an improved performance compared to the $13.474 million in revenues on sales of 180,307 tonnes in the quarter to June 30, 2005. The Company commenced making commercial shipments in the quarter ended September 30, 2004 and revenues from coal sales in that three month period amounted to $3.264 million (on 46,076 tonnes).

The average sales price achieved in the quarter increased to $100.00 (US$84.68) for the three months ended September 30, 2005. The average sales price achieved in the three months ended June 30, 2005 was $74.73 (US$60.74) and for the prior year period to September 30, 2004, the average price was $70.83 (US$55.55) per tonne. The Company’s reported revenues were affected by the continued strong Canadian dollar compared to the U.S. dollar in the period as the average exchange rate during the three months ended September 30, 2005 was 1.20 compared to 1.31 for the same period in the prior year. To manage exposure to currency fluctuations, the Company utilizes foreign exchange forward contracts, as discussed below in this MD&A.

For the fiscal year ending March 31, 2006, the Company has contracted to sell 735,000 tonnes, primarily of PCI coal as well as some coking coal, to its Asian and European customer base at a weighted average price of approximately US$103 per tonne. As of September 30, 2005, the Company anticipates that carryover tonnage from the prior fiscal year will be shipped as indicated in the table below:

(Tonnes)	Three Months Ended Sep. 30, 2005 (Actual)	Three Months Ended Dec. 31, 2005 (Forecast)

Carryover tonnage at beginning of period	89,064	14,025
Carryover sales in period	(75,039)	-
Carryover tonnage forgiven	-	(8,200)

Carryover tonnage to be sold in future periods	14,025	7,064

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

Cost of Operations

Non-GAAP production statistics (unaudited)

	Three Months Ended		Year Ended
(Thousands of dollars, except per unit amounts)	September 30, 2005	June 30, 2005	March 31, 2005

Coal sales (tonnes)	199,564	180,307	290,000
Coal production (tonnes)	202,919	206,267	377,100

Mining and transportation costs	$12,905	$11,664	$16,239
Less: Selling costs included in mining and transportation	$ (587)	$ (532)	$ (826)
Mining, transportation and port receiving costs	$12,318	$11,132	$15,413

Mining, transportation and port receiving costs (per tonne)	$ 61.72	$ 61.74	$53.21

Major components of the Company’s cost of operations are as follows:

•

Mining costs related to the movement of rock overburden in order to extract raw coal. A considerable amount of rock must be blasted and removed in order to access coal seams. In addition, the coal mined is transported by truck from the open pit to the plant facilities.

•

Transportation costs associated with rail transportation of the Company’s coal to Neptune Bulk Terminals in North Vancouver, related terminal costs and other miscellaneous costs associated with coal handling and quality sampling at the mine site.

•

Fees at the port for receipt of coal and the subsequent loading on to ships, in addition to marketing commissions due to sales agents.

•

Administrative costs related to the maintenance and operation of offices and plant facilities at the Willow Creek mine site.

•

Depletion costs included in cost of operations reflect the expensing of the initial property development costs to operations as the minerals are extracted and sold. Depreciation and amortization costs included in cost of operations reflect depreciation on equipment, buildings, and other facilities engaged directly in extraction and ordinary treatment processes.

The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, such measure including all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing such a measure, the cost per tonne for product sold in the quarter relating to direct costs for mining, processing, transport and

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

port receiving charges (the “production cost”) was $61.72 (compared to $61.74 for the quarter ended June 30, 2005). To facilitate a better understanding of this measure a reconciliation of this factor to the unaudited consolidated financial statements “mining and transportation costs” for the period ended September 30, 2005 is provided in the table above.

Total cost of operations for the quarter ended September 30, 2005, was $14.907 million. Coal mining operations and sales had only commenced during the corresponding quarter of 2004 and accordingly, are not fully representative – a more appropriate comparison is included for the year ended March 31, 2005. The mining, transportation and port receiving cost per tonne for the three months ended September 30, 2005 remained steady compared to the quarter ended June 30, 2005 (overall decrease of $0.02 per tonne). However, these costs do represent an increase of $8.51 per tonne compared to the year ended March 31, 2005. Strip ratios for mining activities in July and August were higher than is expected for the overall life of the mine and arose due to the geologic structure whereby coal seams continued to be steeper than anticipated in the original mine plan. The additional overburden removed should benefit future periods as a significant part of the coal seam has now been exposed, and indeed, strip ratios were lower in September.

The Company has continued to incur additional fuel surcharges on both rail services and from the Company’s mining contractor (Tercon Construction Ltd.), resulting from the continued high commodity cost of oil in world markets. The total fuel surcharge costs in the quarter ended September 30, 2005 amounted to $3.20 per tonne of product coal sold compared to $1.09 per tonne for the prior year equivalent period. These fuel surcharge costs are included in the Company’s production cost per tonne.

Selling costs for the period totaled $3.94 per tonne ($3.97 for the three months to June 30, 2005) and administrative/amortization costs totaled a combined $5.62 per tonne ($6.06 for the three months ended June 30, 2005). These costs include selling commissions, port charges relating to vessel loading, costs associated with coal sampling as well as costs relating to the depletion and depreciation of the mineral property and plant and equipment respectively. Selling costs were lower on a per tonne basis compared to the prior quarter as a result of the weaker US dollar as all the Company’s sales commission are payable in US dollars.

The Company was affected by rail capacity constraints in the quarter ended September 30, 2005. This led to several delays in shipments and increased related demurrage costs as vessels awaited the arrival of Willow Creek PCI at the port. The Company forfeited sales of 21,000 tonnes due to rail delays in the latter part of September as a customer’s vessel could not be completely loaded to the nominated tonnage on a timely basis, leading to a reduction in volumes accepted. In addition, the Company agreed to compensate a customer for additional charges incurred with regard to a shipment of product. The total direct cost of these matters amounted to $0.682 million in the three months to September 30, 2005 (or $3.42 per tonne).

Other Expenses

General and administrative expenses not directly related to mining operations at the Willow Creek mine totaled $1.290 million and $2.637 million for the three and six months ended September 30, 2005 respectively. This represents an increase of $0.407 million and $1.355 million from the equivalent

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

periods in the prior year. The increase can be attributed to the significantly higher activity level within the Company as it moved from the pre-commercial to full production stage from July 2004 to date. Accordingly, most expense categories have realized significant increases over the prior period.

Salaries and stock-based compensation for the six months to September 30, 2005 increased by $0.934 million compared to the same period in the prior year. Stock-based compensation expense increased by $0.151 million for the three months ended September 30, 2005 compared to the second quarter of the prior year. The overall increased salary and stock-based compensation costs arose as a result of the Company’s decision to enhance its management capabilities through the addition of new personnel during the fourth quarter of the fiscal year ended March 31, 2005.

Professional fees increased by $0.092 million and $0.226 million for the three and six months to September 30, 2005 compared to the prior period.  The majority of these professional services were provided by the Company’s legal counsel and have increased as a result of the continued additional contracts and financing arrangements entered into or considered by the Company, issues relating to the ongoing operations of the Willow Creek Coal Mine and general consultation on corporate legal matters.

Office and general expenses increased from $33,000 and $56,000 for the three and six months ended September 30, 2004 to $120,000 and $260,000 in the current period. The increased expenditures are reflective of the increased volume of activity at the Company and specific additional areas are insurance and travel costs.

Interest and financing costs increased by $0.385 million and $0.837 million for the three and six month periods to September 30, 2005 compared to the same prior periods due primarily to higher levels of debt incurred by the Company during the latter part of the 2005 fiscal year to fund completion of the Willow Creek mine’s infrastructure and to begin mine operations.  During the year from October 1, 2004 to September 30, 2005, the Company’s overall term debt and operating line utilization increased from $9.808 million to $19.075 million which increased interest costs. The Company also incurred increased financing costs pursuant to its negotiations with several potential lenders during the current period and the note from The Rockside Foundation for which bonus shares have been incurred as financing fees.

The Company realized a gain on foreign exchange of $2.141 million for the quarter ended September 30, 2005 ($1.045 million for the quarter ended September 30, 2004). As the Company’s debt consists primarily of US dollar loans, the weakening of the US dollar relative to the Canadian dollar over the current period gave rise to an unrealized exchange gain. In addition, the Company’s coal sales contracts are denominated in US dollars and the fluctuation of the exchange rate value of the Canadian and United States dollars directly impacts the revenues realized on these sales. The Company has entered into forward contracts for Canadian dollars to establish a partial hedge against exposure to currency fluctuations. A weaker US dollar compared to previously negotiated forward contract rates during the current period increased the foreign exchange gain. As of September 30, 2005, the Company had entered into a series of forward contracts to sell US dollars at rates between 1.18134 to 1.236 (CAD$/US$). These contracts have maturity dates ranging from October 2005 to March 2006. At September 30, 2005 the balance outstanding was US$32.6 million with a mark-to-market gain of

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

$0.893 million (such unrealized gain included in prepaid expenses on the Company’s balance sheet as at September 30, 2005).

The Company has recognized a future income tax expense of $1.621 million and $1.182 million for the three and six month periods ended September 30, 2005 respectively. The Company has based these amounts on estimates with regard to the marginal tax rate at which it expects to pay taxes for the 2006 fiscal year. These estimates are subject to a variety of factors that could impact the exact marginal rate at which the Company is taxable, including, but not limited to, its ability to continue to achieve profitable operations, the availability and use of its income tax loss carryforwards and other tax assets.

Net Income

As a result of the foregoing, the Company realized consolidated net income for the three and six months ended September 30, 2005 of $3.675 million and $1.861 million or $0.05 and $0.03 per share as compared to net income of $0.756 million and $0.225 million ($0.01 per share) for the three and six months ended September 30, 2004.

Selected Quarterly Information (unaudited)

	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004	Quarter ended December 31, 2003
Total Revenues (millions)	$19.957	$13.474	$7.223	$9.189	$3.263	Nil	Nil	Nil
Production (tonnes)	202,919	206,267	153,533	137,316	86,250	Nil	Nil	Nil
Sales (tonnes)	199,564	180,307	97,402	146,203	46,076	Nil	Nil	Nil
Net Income (Loss) (millions)	$3.675	($1.814)	($2.342)	$1.664	$0.756	($0.532)	($0.326)	($0.576)
Basic and diluted net income (loss) per Share	$0.05	($0.03)	($0.03)	$0.03	$0.01	($0.01)	($0.01)	($0.02)

Production at the Willow Creek mine for the quarter ended September 30, 2005 was consistent with that for the previous quarter. The Company achieved its highest volume of tonnes sold to date and these consisted of a greater proportion (124,525 tonnes of total 199,564 tonnes) at the current year contracted prices (average of US$103 per tonne) which resulted in a marked improvement in net income and earnings per share.

Despite this increase, sales were lower than anticipated as a result of constraints in rail capacity. The Company estimates that 21,000 tonnes due to be shipped in the quarter could not reach the port in sufficient time for loading to the waiting vessel. This contributed to lower overall sales and also increased demurrage costs at the port.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

Liquidity, Financial Condition and Capital Resources

As at September 30, 2005, the Company had cash of $7.362 million and a working capital deficiency of $11.351 million compared to cash and a working capital deficiency of $1.48 million and $18.098 million at June 30, 2005 respectively.  The improved working capital arose as a result of the Company completing a private placement in July 2005 for net proceeds of $4.994 million. The Company’s outstanding indebtedness consists primarily of borrowings from Royal Bank and The Rockside Foundation used to fund capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine.

On September 16, 2005, the Company completed several financing initiatives as follows:

•

The Company entered into a working capital credit facility of up to $20 million with Royal Bank Asset Based Finance, a division of Royal Bank of Canada. The Bank’s facility is secured by all the assets of the Company with first position on inventory and receivables. The facility bears interest at the rate of Royal Bank’s prime plus 1% per annum, calculated monthly.

•

Upon completion of the Royal Bank financing, all remaining amounts owing to Marubeni Corporation were repaid in full.

•

A second amendment to the agreement with The Rockside Foundation was entered into whereby the due date for repayment of the loan was extended for a period of 10 weeks from November 29, 2005 to February 6, 2006. During the aforementioned extension period interest will be paid at a rate of 12% per annum with no bonus shares being issued (compared to the rate up to November 29, 2005 of 12% per annum plus bonus shares up to 10% of the value of the loan).

The continued growth and development of commercial mining operations has resulted in significant amounts in accounts receivable and inventory, and it is expected that this will continue to be the case going forward.  In addition, the Company currently anticipates that, during the quarter ended December 31, 2005, inventory levels will increase as a result of the current sales outlook, described in further detail in the “Outlook” section below.

Operating activities produced a positive cash flow of $8.127 million for the three months ended September 30, 2005 compared to a cash outflow of $2.486 million in the same prior year period.  Income from coal operations was $3.675 million.  Financing activities provided net cash inflows of $3.885 million for the quarter which included proceeds derived from the issuance of capital stock following a private placement in July 2005. Loan payments, made to both Marubeni and The Rockside Foundation, totaled $9.751 million, while loan proceeds of $8.785 million were received through use of the Royal Bank operating line.  For the six months to September 30, 2005, the Company incurred cash expenditures of $0.409 million related to fees incurred negotiating with financial institutions for an operating line of credit. The Company continues to make substantial payments on investing activities related to the construction of its coal preparation plant and the exploration program on Pine Pass. This resulted in cash outflows of $6.128 million for the quarter.

The result of these cash flows was an increase in cash for the quarter ended September 30, 2005 of $5.882 million, after incorporating the effect of the foreign exchange rate on cash.  The Company continues to monitor its cash flows closely as we continue to complete the infrastructure at the Willow

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

Creek mine and finalize payments for construction of the coal preparation plant and Pine Pass drill program. The Company is also closely following current market conditions – discussed in the “Outlook” section below – to ascertain the effect of customer shipping schedules on cash flows at a time when the Company is planning to increase production levels following the completion of the mine site’s infrastructure.

To date, while the Company has realized cash inflows from sales of its PCI product, it has continued to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. To the extent that the Company’s cash flow from operations is lower than expected, or if the cost of its capital projects exceeds the current estimates, it will have to continue its reliance upon equity issuances and debt to fund operations. As discussed in more detail in the “Outlook” section below, decisions by the Company’s customers to delay shipments for the upcoming quarter are anticipated to increase the Company’s working capital requirements. Accordingly, the Company expects to require approximately $10 million in additional debt or equity financing in the near term in order to support its operations and exploration and development programs.

The Company is currently engaged in discussions with prospective financing sources. Based upon these discussions, the Company believes that such financing will be obtainable on commercially reasonable terms.

There can be no assurance that such financing, or any additional debt or equity financing that the Company may require in future periods, will be available in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. Any securities offered by the Company will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Outlook

Subsequent to September 30, 2005, the Company received requests from its customers to delay shipments as a result of their over-committing to coal suppliers for the current fiscal year. Current indications are that these steel mills will be unable to take the full contracted tonnage for the fiscal year ended March 31, 2006; however, remaining tonnages are expected to be carried over to the next fiscal year at the current year prices. This will affect the sales volumes over the next quarter, and possibly beyond, and will also add additional strain to the working capital of the Company as it seeks to increase its production levels.

The Company is currently anticipating that sales for the three month periods ended December 31, 2005 and March 31, 2006 will be approximately 102,000 and 350,000 tonnes respectively. The estimated carryover tonnage from the current fiscal year will be 126,000 tonnes, such sales to be made in the Company’s 2007 fiscal year. It is considered likely that the carryover tonnes will replace some additional new tonnage that current customers may have contracted to in the 2007 fiscal year. Accordingly, the Company is continuing its marketing efforts to diversify its customer base and broaden its markets for the placement of Willow Creek coal.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

In response to the current shipment schedule, the Company has revised its forecast production levels for the year ending March 31, 2006. It is anticipated that total production for the current fiscal year will amount to 1.0 million tonnes with additional focus being placed on coking coal for the remainder of the fiscal year (0.2 million tonnes). The Company anticipates building up port inventory during this period to be well-positioned for the subsequent coal year’s sales. In order to secure sufficient storage capacity the Company is currently negotiating rates with its rail provider and Ridley Terminals in order to secure Prince Rupert as a viable alternative to shipping its coal products. The additional port alternative will add to the Company’s flexibility in its supply chain so as to service customer needs.

Production levels for each of the three month periods ended December 31, 2005 and March 31, 2006 are currently anticipated at 207,000 and 410,000 tonnes respectively. These production levels will enable the Company to meet the expected demand for its coking and PCI coal products and also build up port inventory (up to 200,000 tonnes) as at March 31, 2006 such that the Company will be well-positioned to meet customer demands in the new fiscal year.

As disclosed in Note 1 to the unaudited consolidated financial statements for the three and six months ended September 30, 2005, the Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional debt or equity capital through sales of its common stock and the Company’s ability to achieve and maintain profitable operations. Management is actively exploring the Company’s options to achieve one or more of these requirements in response to the request from its customers to delay shipments of product into the fourth quarter of the current fiscal year.

The Company believes the market for both PCI and coking coal remains strong and accordingly, will look to produce a suitable mix of these products as part of its production plans for the year commencing April 1, 2006. With the completion of the coal preparation plant, the Company now has flexibility to produce proportionally greater or lesser amounts of PCI and coking coal to meet production targets, serve customer needs and maximize return on its assets. The Company intends to provide samples of its coking coal to its current and prospective customers in mid-November for their evaluation and analysis. The exact amounts of PCI and coking coal to be produced in the next fiscal year will be influenced by the aforementioned considerations and will be determined in the next several months. Overall, the Company plans to produce between 1.9 – 2.2 million tonnes of both PCI and coking coal in its 2007 fiscal year.

In order to achieve the planned level of production for the 2006 calendar year, the Company will require an amendment to its mining permit. A permit amendment application was filed with the British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per calendar year to 2.2 million tonnes per calendar year.  The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area of mining, known as the mine “footprint.” While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

Changes in Accounting Policies including Initial Adoption

No new accounting policies were adopted by the Company in the three months ended September 30, 2005.

Transactions with Related Parties

During the three months ended September 30, 2005 the Company repaid an unsecured promissory note with The Rockside Foundation, whereby the Company had borrowed from Rockside the sum of US$1 million, together with interest thereon at the rate of 10% per annum payable upon maturity.

To the knowledge of the Company Rockside owns 16.86% of the Company as of the date of this report and is a related party to the Company, as such term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

Other Information

The Company has not entered into any off-balance sheet arrangements at this time.

As at November 9, 2005, the Company had the following securities issued and outstanding:

Common shares	71,637,776
Share purchase options	2,770,000	exercisable between $0.90 - $5.60 per share.
Share purchase warrants	750,000	exercisable at $6.25 per share.

Directors and Officers

Jeffrey M. Fehn

Director, Chairman of the Board

Graham Mackenzie

Director, President and Chief Executive Officer

Mark T.  Smith

Director

Clay Gillespie

Director

Gordon Fretwell

Director

Robert Armstrong

Director

Martin Rip

Vice President Finance, Chief Financial Officer and Secretary

Sam Yik

Corporate Vice President

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Quarter Ended September 30, 2005

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the three months ended September 30, 2005, and have concluded that such disclosure controls and procedures are operating effectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information regarding the Company and its business operations, including the Company’s annual report for the year ended March 31, 2005, is available on SEDAR company profile at www.sedar.com and is also available on the Company’s website at www.pinevalleycoal.com.